Exhibit 12.1

	Nine Months Ended
	September 30	Year ended December 31,
(Dollars in thousands)	2010	2009	2008	2007	2006	2005

Ratio of Earnings to Fixed Charges
Earnings:
Income/(loss) before income taxes (a)	$27,486	$(431,914)	$(343,174)	$(313,360)	$332,022	$587,162
Add: Fixed Charges, net	120,206	227,702	731,287	1,390,273	1,358,385	882,474
Add: Distributed income of equity investees	—	—	1,009	670	1,536	2,321

Income/(loss) before income taxes and fixed charges, net	$147,692	$(204,212)	$389,122	$1,077,583	$1,691,943	$1,471,957

Fixed Charges:
Total interest expense	$114,424	$216,471	$711,643	$1,365,317	$1,332,173	$856,147
Interest factor in rents	5,782	11,231	19,644	24,956	26,212	26,327

Total fixed charges	$120,206	$227,702	$731,287	$1,390,273	$1,358,385	$882,474

Ratio of earnings to fixed charges	1.2	*	*	*	1.2	1.7

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends
Earnings:
Income/(loss) before income taxes (a)	$27,486	$(431,914)	$(343,174)	$(313,360)	$332,022	$587,162
Add: Fixed Charges, net	120,206	227,702	731,287	1,390,273	1,358,385	882,474
Add: Distributed income of equity investees	—	—	1,009	670	1,536	2,321

Income/(loss) before income taxes and fixed charges, net	$147,692	$(204,211)	$389,122	$1,077,583	$1,691,943	$1,471,957

Fixed Charges:
Total interest expense	$114,424	$216,471	$711,643	$1,365,317	$1,332,173	$856,147
Interest factor in rents	5,782	11,231	19,644	24,956	26,212	26,327
Preferred stock dividends (b)	88,964	118,312	35,715	31,392	30,302	17,988

Total fixed charges and preferred stock dividends	$209,170	$346,014	$767,002	$1,421,665	$1,388,687	$900,462

Ratio of earnings to fixed charges and preferred stock dividends	*	*	*	*	1.2	1.6

*	Earnings for the reporting period were inadequate to cover total fixed charges and/or total fixed charges and preferred dividends.

(a)	Pre-tax earnings from continuing operations excluding income attributable to noncontrolling interests and income/loss from equity investees.

(b)	The preferred dividend amounts represent pre-tax earnings required to cover total dividends on preferred stock.